BANK OF MONTREAL	Velma J. Jones Vice-President and Secretary	Bank of Montreal First Canadian Place 100 King Street West Toronto, Ontario M5X 1A1
December 1, 2003

VIA SEDAR

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Dear Sirs/Mesdames:

Bank of Montreal – National Policy 31
(Change of Auditors of a Reporting Issuer)

           Currently, Bank of Montreal engages two auditors, being KPMG LLP (“KPMG”) and PricewaterhouseCoopers LLP (“PWC”). The Board of Directors of Bank of Montreal (“BMO”) has confirmed its intention to recommend, at the annual meeting of shareholders to be held on February 24, 2004, the continued appointment of KPMG as auditor and to act as sole auditor of BMO beginning with the 2004 fiscal year. The Board of Directors determined at the Board meeting held on November 25, 2003 not to put PWC forward for reappointment as BMO’s second auditor at the expiry of PWC’s current term of office.

           In accordance with National Policy Statement No. 31, please find enclosed:

(a)	BMO’s notice of change of auditor;

(b)	a letter from PWC, the auditor which will not stand for reappointment at the annual meeting of shareholders to be held on February 24, 2004; and

(c)	a letter from KPMG, the auditor to continue its appointment with BMO.

           On behalf of BMO, I confirm that these documents have been reviewed by the Audit Committee of BMO’s Board of Directors.

Yours truly,

/s/ Velma J. Jones

Velma J. Jones
Vice-President and Secretary

c.c.	Colin Litton, KPMG LLP Michael Godwin, PricewaterhouseCoopers LLP

Encs.